Exhibit 99.1

Chemomab Therapeutics Ltd. and its subsidiaries

Condensed Consolidated Interim Financial Statements

As of June 30, 2023

(Unaudited)

Chemomab Therapeutics Ltd.
and its subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2023

Chemomab Therapeutics Ltd.
and its subsidiaries

Condensed Consolidated Balance Sheets

In USD thousands (except for share amounts)

		June 30,	December 31,
	Note	2023	2022
Assets		Unaudited	Audited

Current assets
Cash and cash equivalents		10,382	13,519
Short term bank deposits		16,207	26,374
Restricted cash		74	77
Other receivables and prepaid expenses		1,042	1,766

Total current assets		27,705	41,736

Non-current assets
Long term prepaid expenses		646	733
Property and equipment, net		338	367
Operating lease right-of-use assets		160	227
Total non-current assets		1,144	1,327

Total assets		28,849	43,063

Current liabilities
Trade payables		2,347	1,688
Accrued expenses		2,503	3,378
Employee and related expenses		1,867	1,560
Operating lease liabilities		108	123

Total current liabilities		6,825	6,749

Non-current liabilities
Operating lease liabilities - long term		33	91

Total non-current liabilities		33	91

Commitments and contingent liabilities	3

Total liabilities		6,858	6,840

Shareholders' equity (*)	1

Ordinary shares no par value - Authorized: 650,000,000 shares as of June 30, 2023 and December 31, 2022;		-	-
Issued and outstanding: 248,058,700 Ordinary shares as of June 30, 2023 and 232,636,700 as of December 31, 2022;		-	-

Treasury share at cost (11,640,460 Ordinary shares as of June 30, 2023 and December 31, 2022)		(1,218)	(1,218)
Additional paid in capital		103,751	101,260
Accumulated deficit		(80,542)	(63,819)

Total shareholders’ equity		21,991	36,223
Total liabilities and shareholders’ equity		28,849	43,063

(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Chemomab Therapeutics Ltd.
and its subsidiaries

Condensed Consolidated Interim Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

	Three months Ended June 30, 2023	Three months Ended June 30, 2022	Six months Ended June 30, 2023	Six months Ended June 30, 2022
Operating expenses

Research and development	5,020	2,914	11,907	5,659

General and administrative	3,175	3,340	5,337	5,915

Total operating expenses	8,195	6,254	17,244	11,574

Financing expense (income), net	(259)	480	(576)	264

Loss before taxes	7,936	6,734	16,668	11,838

Taxes on income (benefit)	34	(544)	55	(544)

Net loss for the period	7,970	6,190	16,723	11,294

Basic and diluted loss per Ordinary Share (*)	0.036	0.027	0.076	0.050
Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	221,674,130	228,173,276	221,338,951	228,132,249

(*) 1 American Depositary Share (ADS) represents 20 Ordinary Shares

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Chemomab Therapeutics Ltd.
and its subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)

In USD thousands (except share amounts)

	Ordinary Shares		Treasury share		Additional paid in capital	Accumulated Deficit	Total Shareholders’ equity
	Number	USD	Number	USD	USD	USD	USD
For the six-month period ended on June 30, 2023
Balance as of January 1, 2023	232,636,700	-	(11,640,460)	(1,218)	101,260	(63,819)	36,223
Share-based compensation	-	-	-	-	484	-	484
Net loss for the year	-	-	-	-	-	(8,753)	(8,753)
Balance as of March 31, 2023	232,636,700	-	(11,640,460)	(1,218)	101,744	(72,572)	27,954
Share-based compensation	-	-	-	-	639	-	639
Net loss for the year	-	-	-	-	-	(7,970)	(7,970)
Issuance of shares, net of issuance expenses	15,422,000	-	-	-	1,368	-	1,368
Balance as of June 30, 2023	248,058,700	-	(11,640,460)	(1,218)	103,751	(80,542)	21,991

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Chemomab Therapeutics Ltd.
and its subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)

In USD thousands (except share amounts)

	Ordinary Shares		Additional paid in capital	Accumulated Deficit	Total Shareholders’ equity
	Number	USD	USD	USD	USD
For the six-month period ended on June 30, 2022
Balance as of January 1, 2022	228,090,300	-	97,639	(36,173)	61,466
Share-based compensation	-	-	874	-	874
Net loss for the period	-	-	-	(5,104)	(5,104)
Balance as of March 31, 2022	228,090,300	-	98,513	(41,277)	57,236
Share-based compensation	-	-	761	-	761
Exercise of options	542,820	-	29	-	29
Net loss for the period	-	-	-	(6,190)	(6,190)
Balance as of June 30, 2022	228,633,120	-	99,303	(47,467)	51,836

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Chemomab Therapeutics Ltd.
and its subsidiaries

Condensed Consolidated Interim Statements of Cash flows (Unaudited)

In USD thousands

	Six months	Six months
	ended	Ended
	June 30,	June 30,
	2023	2022
Cash flows from operating activities
Net loss for the period	(16,723)	(11,294)

Adjustments for operating activities:
Depreciation	32	27
Share-based compensation	1,123	1,635
Change in other receivables and prepaid expenses	811	(1,483)
Change in operating lease liability	(6)	(15)
Change in trade payables	659	97
Change in accrued expenses	(875)	1,157
Change in employees and related expenses	307	464
	2,051	1,882
Net cash used in operating activities	(14,672)	(9,412)

Cash flows from investing activities
Decrease in bank deposits	10,167	4,134
Purchase of property and equipment	(3)	(25)
Net cash provided by investing activities	10,164	4,109

Cash flows from financing activities

Issuance of Shares, net of issuance expenses	1,368	-
Exercise of options	-	22
Net cash provided by financing activities	1,368	22

Change in cash, cash equivalents and restricted cash	(3,140)	(5,281)

Cash, cash equivalents and restricted cash at beginning of period	13,596	15,241

Cash, cash equivalents and restricted cash at end of period	10,456	9,960

Supplemental disclosure of non-cash investing and financing activities:
Receivable related to exercise of options	-	7

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES

 (FORMERLY ANCHIANO THERAPEUTICS LTD.)
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 1 - General.

A.
Chemomab Therapeutics Ltd. (the “Company") is an Israeli-based company incorporated under the laws of the State of Israel in September 2011. The Company’s registered office is located in Kiryat Atidim, Tel Aviv, Israel. The Company is a clinical-stage biotech company discovering and developing innovative therapeutics for conditions with high-unmet medical need that involve inflammation and fibrosis. The wholly owned subsidiaries of the Company are: Chemomab Ltd. ("Chemomab"), Chemomab Therapeutics Israel Ltd. and Chemomab Therapeutics Inc.

The Company currently has no products approved for sale. The Company’s operations are funded primarily by its Shareholders. The Company has incurred operating losses in each year since its inception and does not expect to generate significant revenue unless and until it obtains marketing approval for its products. Continuation of the Company’s development programs depend on its future ability to raise sources of financing. The Company believes that its existing liquidity resources as of June 30, 2023, will enable it to fund its operations through December 31, 2024 with the ability to perform cost reductions in order to extend the operations even further, if required to do so.

B.
On April 30, 2021, the Company entered into an At the Market Offering Agreement (the "ATM Agreement") with Cantor Fitzgerald & Co., ("Cantor"). According to the ATM Agreement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $75 million through Cantor or the ATM Agreement. On April 25, 2022, the Company filed a prospectus supplement with the SEC for the issuance and sale of up to $18,125,000 of its ADSs in connection with the reactivation of the ATM Agreement Facility and pursuant to General Instruction I.B.6 of Form S-3, which, subject to certain exceptions, limits the amount of securities the Company is able to offer and sell under such registration statement to one-third of the Company's unaffiliated public float. From April 30, 2021, through June 30, 2023, the Company issued 1,470,906 ADSs under the ATM Agreement, resulting in gross proceeds of $17,327 thousand.

C.
On June 1, 2023, the board of directors (the “Board”) of the Company appointed Dr. Adi Mor as Chief Executive Officer of the Company (to replace Dr. Dale Pfost), and Sigal Fattal as the Chief Financial Officer of the Company (to replace Donald Marvin), effective as of the same date. The company has recorded in June 2023 a provision for severance payments to Dale Pfost and Donald Marvin in the amount of $1,110 thousand.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
(FORMERLY ANCHIANO THERAPEUTICS LTD)
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 2 -  Basis of Presentation and Significant Accounting Policies

A.	Basis of Preparation

The condensed interim consolidated financial statements included in this quarterly report are unaudited. These financial statements have been prepared in accordance with U.S. GAAP and applicable rules and regulations of the SEC regarding interim financial reporting and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for a fair statement of the Company’s financial position as of June 30, 2023, and its results of operations for the six months ended June 30, 2023, and 2022, changes in shareholders’ equity for the six months ended June 30, 2023 and 2022, and cash flows for the six months ended June 30, 2023 and 2022. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any other future annual or interim period. These financial statements should be read in conjunction with the audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. The Company’s significant accounting policies are disclosed in the audited financial statements for the year ended December 31, 2022 included in the Company’s Annual Report on Form 10-K. Since the date of such financial statements, there have been no changes to the Company’s significant accounting policies.

B.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Note 3 - Contingencies

During 2022, the Israeli tax authority ("ITA”) notified the Company that it had initiated a routine VAT audit to include tax years 2017 through 2020. The ITA raised several claims, mainly in respect with the recoverability of VAT with respect to Merger Agreement related expenses and the classification of the Company as a holding company. On July 2022, the ITA proposed a settlement, which the Company rejected. As a result, the ITA issued an assessment. On November 2022, The Company appealed the ITA’s assessment. The Company has recorded a provision in 2022 that is inherently subjective due to the inherent uncertainty of these matters and the judicial process. Therefore, the outcome may differ from the estimated liability recorded by the Company during 2022.